Exhibit 12.1

Thermadyne Holdings Corporation

Computation of Ratio of Earnings to Fixed Charges

	Predecessor				Successor
	Fiscal Year Ended December 31,			January 1, 2010 through December 2, 2010	December 3, 2010 through December 31, 2010	Fiscal Year Ended December 31, 2011
	2007	2008	2009
Earnings:
Income (loss) from continuing operations before income tax provisions (benefits) and discontinued operations	$16,151	$22,612	$3,788	$14,323	($15,265)	$14,567

Fixed charges:
Interest expense	26,799	20,304	20,850	20,525	2,273	24,535
Amortization of deferred financing costs	1,444	938	1,052	918	170	1,711
Portion of rental expenses management believes representative of the interest component	2,879	2,904	2,979	2,822	221	2,980

Total fixed charges	31,122	24,146	24,881	24,265	2,664	29,226

Earnings before fixed charges and income taxes	$47,273	$46,758	$28,669	$38,588	($12,601)	$43,793

Ratio of earnings to fixed charges	1.5	1.9	1.2	1.6	(4.7)	1.5

Earnings deficiency to cover fixed charges					($15,265)